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Media Contacts: Jason Stewart Vice President, Public Relations (203) 539-8339 jason.stewart@thomson.com FOR IMMEDIATE RELEASE	Investor Contact: Frank J. Golden Vice President, Investor Relations (203) 539-8470 frank.golden@thomson.com

THOMSON FINANCIAL NOTIFIED OF SEC INQUIRY INTO ITS CAPITAL MARKETS INTELLIGENCE SERVICE

        STAMFORD, Conn., October 18, 2004 — Thomson Financial today announced that it has received a subpoena from the Securities and Exchange Commission (SEC) for certain documents related to the operations of its Capital Markets Intelligence (CMI) business. Thomson Financial is cooperating fully with the SEC and has been informed that the inquiry should not be construed as an indication by the Commission or its staff that any violation of law has occurred.

        Thomson Financial is one of several companies providing market intelligence services. Thomson Financial's CMI business collects stock ownership data solely as an appointed agent of its public company clients seeking a better understanding of their institutional shareholder base. In 2003, approximately $33 million of Thomson Financial's CMI revenues were related to the identification of institutional investors for its clients.

        Thomson Financial is a $1.5 billion provider of information and technology solutions to the worldwide financial community and part of The Thomson Corporation (NYSE: TOC; TSX: TOC). With revenues of $7.44 billion, The Thomson Corporation is a leading global provider of integrated information solutions to more than 20 million users in approximately 130 countries.